August 30, 2006


Ms. Babette Cooper
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, DC 20549-0306

RE: Oliver Creek Resources, Inc.
    Item 4.01 Form 8-K
    Filed August 11, 2006
    File No. 333-132258

Dear Ms. Cooper:

In response to your letter of August 16, 2006 we have amended our 8-K filing to address the comments therein.

FORM 8K FILED AUGUST 11, 2006

1. We have revised to include the disclosure that "The principal independent accountant's report issued by Armando C. Ibarra, C.P.A. for the year ended January 31, 2006 did not contain any adverse opinion or disclaimer of opinion and it was not modified as to uncertainty, audit scope, or accounting principles, other than their opinion, based on our lack of operations and our net losses, that there was substantial doubt about our ability to continue as a going concern. The financial statements did not include any adjustments that might have resulted from the outcome of that uncertainty".

2. We have obtained and are filing as Exhibit 16.1 an updated letter from the former accountant stating they agree with our Item 304 disclosure.

We also acknowledge:

* we are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Bruce Thomson
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Bruce Thomson, President